

March 29, 2022

Austin Russell
President and Chief Executive Officer
Luminar Technologies, Inc./DE
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: Luminar Technologies, Inc./DE**
> **Registration Statement on Form S-3**
> **Filed March 21, 2022**
> **File No. 333-263745**

Dear Mr. Russell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Daniel Kim